[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

                                                               February 20, 2008

VIA EMAIL AND COURIER

Thomas E. Lauria, Esq.
Partner
White & Case LLP
Wachovia Financial Center
200 South Biscayne Boulevard
Suite 4900
Miami, Florida 33131-2352

               RE: Delphi Corporation and its related Debtor and non-Debtor subsidiaries and affiliates (collectively "Delphi") -- Investment Agreement with Plan Investors

Dear Tom:

          We have reviewed with our client as well as with counsel to the Statutory Committees and GM your letter, dated February 13, 2008, that was sent on behalf of all of the Plan Investors (other than Goldman Sachs). At the outset, let me observe that this is a difficult letter to write to Delphi's plan investors and presumptive largest equity stakeholders in the reorganized company, but it appears to be a necessary and important communication that is required by the conduct in recent months of the Plan Investors and Additional Plan Investors (collectively referred to as "Investors").

          Rather than having the benefit and assistance of the full support and cooperation of the Investors since obtaining authority from the Bankruptcy Court on November 16, 2007 to obtain and close exit financing necessary to consummate the Plan, Delphi has instead encountered resistance, objections and even interference from certain of the Investors. Instead of moving together to promptly consummate the Plan that was confirmed by the Bankruptcy Court on January 25, 2008 pursuant

Thomas E. Lauria, Esq.
February 20, 2008
Page 2

to a Confirmation Order which the Plan Investors approved and which became a final order on February 4, 2008, substantially all of the interaction with the Investors since the confirmation hearing has focused on obstacles to plan consummation (at least some of which have been interposed by the Investors themselves).

          As you know, the EPCA between Delphi and the Plan Investors was recently amended on December 10, 2007 in accordance with requirements of the Plan Investors to account for general economic conditions, industry conditions and company-centric conditions extant and/or otherwise reasonably foreseeable at that time. The record in the Bankruptcy Court leading up to and including the EPCA amendment approval hearing and the confirmation hearing make very clear the expectations of the Bankruptcy Court, the company and its stakeholders with respect to the Investors. Fundamental to those expectations is the overarching obligation of the Plan Investors in section 6(d) of the EPCA to use "reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable on its part.. .to cooperate with the Company and to consummate and make effective the transactions." Sections 8(d) and 8(g) of the Co-Investor Letter restrict the Plan Investors from alternate transactions and affirmatively obliges each of them from impeding or interfering with the acceptance, confirmation or the effective date of the Plan. Section 3 of the Additional Investor Agreement dated July 23, 2007 provides that each Additional Investor "shall be bound, and shall cause its Affiliates to be bound, by the EPCA..." and Section 12(a) of the same agreement prohibits an Additional Investor from participating in any transaction that is inconsistent with the Additional Investor Agreement or the EPCA. (See also section 2(k) of the EPCA which binds Ultimate Purchasers to the terms of the EPCA).

          With that context, we will respond to the concerns set forth in your February 13, 2008 letter with respect to exit financing and then address certain other matters relevant to the Investors that require immediate consideration by your clients.

                       Delphi's Exit Financing Discussions
            with the Plan Investors and the February 13, 2008 Letter

          Delphi and the lead arrangers of its exit financing facilities have worked closely together from the exit financing approval hearing on November 16, 2007 through the end of the year to be in a position to launch the exit financing syndication on January 5, 2008. ADAH was regularly informed of the progress made by Delphi and the lead arrangers in this respect and was consulted with respect to the amount, structure and terms of the exit financing that was being contemplated by Delphi consistent with the authorization obtained by the company in November 2007. As you are aware, Delphi and the lead arrangers postponed the initial exit financing launch meeting after it was publicly announced at the request of the Plan

Thomas E. Lauria, Esq.
February 20, 2008
Page 3

Investors so that Delphi, the leader arrangers and the Plan Investors could instead meet and confer on January 8, 2008 in New York City. Following that meeting, Delphi and the lead arrangers, with the participation of a representative of Appaloosa, launched the syndication of the exit financing facilities at public and private lender meetings held in New York and London on January 9 and 10, 2008. The amount, structure and terms of the exit financing presented by Delphi and the lead arrangers to prospective lenders at those meetings was consistent with the amount, structure and terms discussed with and agreed to by the Plan Investors on January 5, 2008.

          During the syndication process in January 2008, it became apparent to Delphi and the lead arrangers that the likelihood of consummation of the syndication with respect to its proposed amount, structure or terms would be enhanced by GM participation. Again, ADAH was consulted with respect to these developments and advised Delphi to complete its discussions with GM and obtain committed enhanced participation by GM after which the Investors would again evaluate their position on the exit financing. Delphi thereafter proceeded to obtain a commitment from GM for enhanced participation in the exit financing syndication that would, in the reasonable view of Delphi and its lead arrangers, allow the company to obtain the exit financing required to consummate the Plan and remain below the maximum pro forma interest expense limitation of $585 million set forth in section 9(a)(xx) of the EPCA.

          GM's concessions to Delphi in respect of the plan to facilitate this result are quite extraordinary: GM has agreed to forego certain cash distributions at the Effective Date of the Plan and instead will finance up to $2 billion of the Term A loan and all of the $825 million Term B loan without any original issue discount (OID) and at an interest rate calculated to ensure compliance with the EPCA interest expense limitation (i.e., GM has agreed to bear all interest rate risk under the EPCA). Following Delphi's successful negotiations with GM, the company sought to meet and confer with the Plan Investors and to obtain their support and cooperation (as required by the EPCA) with respect to the exit financing syndication going forward (inclusive of GM's enhanced participation). These discussions, which have been ongoing, culminated in a meeting on February 6, 2008 among Delphi, Appaloosa and GM, as well as your subsequent letter dated February 13, 2008. While the Investors should have enthusiastically supported the exit financing with the enhanced participation by GM, at the very least Delphi had anticipated that your letter would have provided constructive suggestions and even a basis for some additional minor modifications of the proposed exit financing facility. Unfortunately, the letter turned out to amount to nothing more than a restatement of positions expressed by the Plan Investors at the February 6th meeting.

          Indeed, the letter itself is profoundly disappointing. The letter begins by expressing concern about Delphi's ability to consummate the exit financing and

Thomas E. Lauria, Esq.
February 20, 2008
Page 4

the "adverse impacts of marketing a debt financing that does not have a reasonable certainty of being achieved." At the same time, the letter attacks GM's enhanced participation in the exit financing as an approach that "may not only undermine the Company's efforts to market the exit financing to the broad syndicate of financial institutions that we expected but also is contrary to Delphi's stated goal of reducing its reliance on and exposure to GM..." The letter asserts that this approach "detracts from efforts to develop and implement more viable alternatives" but fails to suggest a single such alternative. The letter then asserts a series of concerns that are not supported either by the terms of the EPCA or the record in the Bankruptcy Court inclusive of the confirmation hearing record and confirmation order.

          The letter concludes with a request for an update on the company's discussions with the PBGC and IRS on the pension waivers since "given today's date [February 13 ,2008], it seems unlikely that the company could emerge before February 29, 2008 under the best of circumstances" - even though the Plan Investors were consulted about and were completely aware that Delphi had moved back its internal plan consummation target to March 28, 2008 in order to resolve exit financing matters with the lead arrangers, GM and the Plan Investors.

          Exit financing is part of the Plan pursuant to Section 7.14 thereof which provides "on the Effective Date, the Reorganized Debtors shall receive the proceeds of the Exit Financing Arrangements in the aggregate amount necessary to implement the Plan and within the terms of the conditions previously approved by the Bankruptcy Court as described in the exit financing letter and term sheet attached [to the Plan] as Exhibit 7.14, as such term sheet may be amended, modified or supplemented....". Under section 9(a)(xxviii)(A)(i) of the EPCA, the
Plan is a "Delivered Investment Document". Pursuant to the amendment to the EPCA agreed to in December 2007, "Delivered Investment Documents" were not subject to the condition set forth in section 9(a)(xxviii) of the EPCA, which condition allows ADAH to determine that it is not reasonably satisfied with certain transaction documents. Pursuant to section 9(a)(xxviii)(C)(3) of the EPCA, prior to the issuance of the Confirmation Order, ADAH had the right to make a determination within ten days with respect to amendments or supplements to Delivered Investment Documents (including the Plan). ADAH did not make such determination with respect to the Plan amendments made in connection with the Confirmation Order.

          Delphi's current exit financing plan, when consummated, will satisfy EPCA conditions relating to financing (Section 9(a)(xix)) and one year pro forma interest expense (Section 9(a)(xx)). The EPCA does not require syndication of exit financing or explicitly prohibit GM's participation in exit financing.
Section 9(a)(xix)(A) provides that "[t]he Company shall have received the proceeds of the Debt Financings and the Rights Offering that, together with the proceeds of the sale of the Investor Shares, are sufficient to fund fully the transactions contemplated by

Thomas E. Lauria, Esq.
February 20, 2008
Page 5

this Agreement, the Preferred Term Sheet, the GM Settlement (to the extent the Company is to fund such transactions) and the Plan." Delphi believes that this condition is fully satisfied when the aggregate of proceeds received is sufficient to fund the transactions. The EPCA does not require a minimum amount of liquidity other than sufficient proceeds to meet the obligations under the Plan and minimum availability under the revolver portion of the exit financing facilities pursuant to section 9(a)(xix) of the EPCA.

          Indeed, the financing authority obtained by Delphi in November 2007 was pursuant to a financing letter with the lead arrangers that by its terms and by the terms of the EPCA is on a "commercially reasonable best effort" basis. The lead arranger letter specifically anticipated there would be revised interest rates associated with the syndicated financing and also anticipated that there would be OID as referenced in the letter. The fact that no specific interest rates are required in the lead arranger financing letter or the EPCA is illustrated in a number of ways in the documents including, by way of example, in the definition of "Applicable Margin" in Annex I to Exhibit A to the Financing Letter, which provides that the ""Applicable Margin" is an amount presently anticipated based on current market conditions." There is no basis to assert that the EPCA "requires" certain financing terms such as the absence of OID and certain unspecified maximum interest rates. The EPCA says nothing of the sort. The only terms required by the EPCA is the $585 million interest expense limitation for 2008.

          Simply stated, so long as Delphi procures adequate exit financing consistent with the provisions of the EPCA and authority obtained from the Bankruptcy Court to fund the transactions contemplated in the Plan and does not breach the one year pro forma interest expense condition, the Investors should recognize Delphi's compliance with the EPCA and proceed to closing on the EPCA investments and related consummation of the Plan. Given GM's agreement to participate in Delphi's exit financing as permitted by the EPCA and the view of Delphi's lead arrangers that the remaining syndication of the exit facility should be achievable on terms which Delphi believes are compliant with the EPCA, Delphi has decided to proceed with completion of the syndication of the exit facilities as described on Exhibit A hereto. Delphi presently expects that the lead arrangers will announce GM's enhanced participation in the exit financing to prospective investors next week on or about February 25, 2008.

          Assuming that the Investors meet their obligations to Delphi under the EPCA and Additional Investor Agreement (as applicable), Delphi and the lead arrangers expect to complete the exit financing syndication within approximately two weeks. These obligations include the obligation to use reasonable best efforts to cooperate with the company and to consummate and make effective the transactions

Thomas E. Lauria, Esq.
February 20, 2008
Page 6

including the consummation of the Plan which includes consummation of the exit financing facilities.

               Common Interest Agreement Among the Plan Investors
               (Other than Goldman Sachs) dated February 10, 2008

          Last week, you provided us with a copy of a "Common Interest Agreement" dated February 10, 2008 that was entered into by the Plan Investors (excluding Goldman Sachs) pursuant to which the Common Interest Parties purport to establish certain rights and privileges with respect to the sharing of confidential and allegedly privileged information and documents among the Common Interest Parties. According to its recitals, the Common Interest Parties have a common interest in "potential litigation between the Common Interest Parties, on the one hand, and Delphi.. .on the other hand." Putting aside for the moment whether the agreement is effective in any respect and/or could prevent the Bankruptcy Court, the United States Trustee, the Debtors, the Statutory Committees, or other interested persons from discovering and/or inquiring into oral and/or written communications involving the Plan Investors (as to which Delphi expressly reserves all of its rights), there is a serious question as to whether execution of the Common Interest Agreement is in contravention of the EPCA and the Co-Investor Letter.

          Among other provisions and as discussed above, each Plan Investor is affirmatively obligated under the EPCA to use reasonable best efforts to cooperate with the company and to consummate and make effective the transactions. Also as discussed above, the Co-Investors are restricted under the Co-Investor Letter from alternate transactions and affirmatively obliges each of them from impeding or interfering with the acceptance, confirmation or the effective date of the Plan. Paragraphs 1(c), 2(a) and 2(b) of the Common Interest Agreement each appear to restrain effective cooperation and/or communications between one or more of the Common Interest Parties and the Debtors. The Debtors believe such cooperation and communications are essential to consummation of the transactions under the EPCA and the Plan. Accordingly, the Debtors respectfully request that the Common Interest Parties terminate the Common Interest Agreement retroactive to its date of execution as well as any prior oral or written agreements on this subject.

Thomas E. Lauria, Esq.
February 20, 2008
Page 7

       Alleged Conduct of Plan Investors and/or Additional Plan Investors

          As you can appreciate, Delphi has a fiduciary responsibility to evaluate information received by the company which may materially affect the best interests of the company and its stakeholders in the chapter 11 cases. Recently, credible information has come to Delphi's attention that one or more Investors may have been trading and/or shorting one or more of Delphi's outstanding public securities. Delphi has also been advised that these investors may have material unrealized or realized gains on these investments. Delphi has been further advised that one or more of these investors may have communicated with ADAH and/or its representatives regarding scenarios and/or courses of conduct pursuant to which the EPCA would not be consummated and/or funded to Delphi's detriment and the detriment of all of the company's stakeholders.

          Delphi consulted with its Statutory Committees regarding this information at a joint meeting with the Statutory Committees on February 14, 2008. Delphi was advised at that time that similar information was also received independently by representatives of at least one of the Statutory Committees. In order for the company to continue to evaluate this information, it is necessary that ADAH provide the following information to the undersigned on behalf of the company by the close of business on Friday, February 22, 2008: (a) a complete list of all Investors; (b) the name, address, telephone and email contact information for the principal contact(s) at each such Investor; (c) a copy of any written agreement between ADAH and any such Investor relating to Delphi, its chapter 11 cases or the EPCA, and (d) a written statement summarizing any knowledge that ADAH and/or its representatives has with respect to the accuracy and/or credibility of the information described in the immediately preceding paragraph or any similar matter.

                         Report on PBGC/IRS Discussions

          In the February 13, 2008 letter, you requested a status report with respect to current discussions between Delphi, the IRS and the PBGC concerning the three pension waivers that currently expire on February 29, 2008. ADAH has been separately briefed on this subject and is aware that the company filed requests with the IRS on January 31, 2008 for extensions of the pension funding waivers and the company's discussions with the two agencies. However, for purposes of clarity and based on the letter dated February 20, 2008 from the Executive Director of the PBGC attached as Exhibit B, the current position of the PBGC is that they will recommend to the IRS that further extensions of the three pension waivers be granted through March 31, 2008 in consideration of the following concessions by Delphi and GM: (1) extension of the existing $150 million of letters of credit from March 15 to

Thomas E. Lauria, Esq.
February 20, 2008
Page 8

April 15; (2) provide an unconditional consensual lien from Delphi Singapore in the amount of $50 million; (3) recognition of and waiver of defenses by Delphi of $250 million of the PBGC's existing statutory liens as valid, enforceable and perfected; and (4) a guarantee or other assurance from GM for $300 million issued to the PBGC on behalf of Delphi's Salaried and Hourly Pension Plans in the event that the waivers become null and void.

          While Delphi had previously offered the first two concessions to the PBGC, the latter two requests are not reasonable under the facts and circumstances applicable to Delphi's situation including the fact of the existence of a final confirmation order which preserves Delphi's Salaried and Hourly Pension Plans. Discussions are continuing with the agencies. Delphi plans to brief the Bankruptcy Court on developments regarding the pension waivers as well as the other matters discussed in this letter at a Chambers Conference scheduled for February 21, 2008.

                                   Conclusion

          In conclusion, let me again reiterate Delphi's basic views. The company has substantially achieved its chapter 11 transformation plan and has obtained a final confirmation order in support of its reorganization plan on terms consistent with the EPCA. The company has also obtained the additional financial support from GM that the company believes is necessary to successfully syndicate its exit financing arrangements and remain consistent with the EPCA. The company also believes that if the Investors would proceed with their reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable to cooperate with the company and to consummate and make effective the transactions contemplated by the EPCA that the Plan will become effective on or prior to March 31, 2008. The company looks forward to working with ADAH and the remaining Investors to meet this timetable over the next five weeks.

                                                        Sincerely yours,


                                                        /s/ John Wm. Butler, Jr.
                                                        John Wm. Butler, Jr.

cc:   Mr. John D. Sheehan
      David M. Sherbin, Esq.
      Sean P. Corcoran, Esq.
      Robert J. Rosenberg, Esq.
      Brad Eric Scheler, Esq
      Jeffrey Tanenbaum, Esq.